xG Technology, Inc.

240 S. Pineapple Avenue, Suite 701

Sarasota, FL 34236

July 11, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	xG Technology, Inc.
Registration Statement on Form S-1

File No. 333-212254

Dear Mr. Spirgel:

xG Technology, Inc. (the “Registrant”) along with Roth Capital Partners, LLC, as representative of the several underwriters, hereby withdraw their acceleration request letters dated July 8, 2016, which requested that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it would have become effective on July 11, 2016.

* * * *

Very truly yours,

xG Technology, Inc.

By:	/s/ George Schmitt
George Schmitt
Chief Executive Officer